Exhibit 1.02

Electronics For Imaging, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This Conflict Minerals Report of Electronics For Imaging, Inc. (the “Company”) for the year ended December 31, 2013 is presented pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations when a registrant manufactures or contracts to manufacture products for which Conflict Minerals (as defined below) are necessary to the functionality or production of such products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten.

The Company and its Products

The Company is a world leader in customer-centric digital printing innovation focused on the transformation of the printing, packaging, and ceramic tile decoration industries from the use of traditional analog-based presses to digital on-demand printing. Unless the context otherwise requires, the “Company,” “EFI,” “we,” “our, and “us” refer to Electronics For Imaging, Inc. and its consolidated subsidiaries.

Our product portfolio includes industrial inkjet products (“Industrial Inkjet”) comprising VUTEk super-wide and EFI wide format industrial digital inkjet printers and related ink, Jetrion label and packaging digital inkjet printing systems and related ink, and Cretaprint digital inkjet printers for ceramic tile decoration; print production workflow, web-to-print, cross-media marketing, and business process automation software (“Productivity Software”), which provides corporate printing, label and packaging, publishing, and mailing and fulfillment solutions for the printing industry; and Fiery digital front ends for multi-function and high-speed printers and related software (“Fiery”). We have determined that gold, tantalum and tin are necessary to the functionality or production of some of our products in our Industrial Inkjet, Productivity Software and Fiery portfolios.

Reasonable Country of Origin Inquiry and Due Diligence Process

In accordance with the Rule, the Company undertook a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals in its manufactured products. This RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola, and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals to seek to determine whether the Conflict Minerals in the Company’s products were or were not “DRC Conflict Free.”

Our RCOI and due diligence efforts included conducting a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template (“CMRT”) to identify the smelters and refiners that contribute Conflict Minerals to our suppliers and follow up contact with those that did not respond to our initial inquiries and those that provided incomplete responses. We also performed a review of the smelter information provided by those suppliers that included such information in the collected surveys, determining whether the identified smelters are “known” smelters or have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter Program (“CFSP”) for Conflict Minerals.

We designed our due diligence measures to be in conformity, in all material respects, with the framework in the Second Edition of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold, tin, tantalum and tungsten.

We have adopted a policy relating to Conflict Minerals, incorporating the standards set forth in the OECD Framework. The policy states that EFI will not knowingly purchase raw materials, subassemblies, or supplies that are known to contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, or Angola. Our policy further states that we will exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers.

Our conflict minerals policy is posted at the Investor Relations section of our website at www.efi.com.

EFI’s supply chain with respect to its products is complex. There are many third parties in the supply chain between the ultimate manufacture of the products and the original sources of Conflict Minerals as EFI does not purchase Conflict Minerals directly from mines, smelters or refiners. We rely on our direct suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us including sources of Conflict Minerals that are supplied to them from lower tier suppliers. For the year ended December 31, 2013, we contacted our direct suppliers and requested that they provide the Conflict Minerals sourcing information for our products for the year. We also contacted the direct suppliers of the component parts of products containing Conflict Minerals. We received responses from the majority of our suppliers. All of the suppliers responding to our survey indicated that the source of the Conflict Minerals in products sold to us is either derived from conflict-free sources or that, at this time, they are unable to determine the source of the Conflict Minerals used in such products.

As a result of our due diligence efforts to date, the Company has concluded in good faith that it does not have sufficient information to determine the country of origin of the Conflict Minerals in its products or the facilities used to process the Conflict Minerals, including whether the Conflict Minerals were from recycled or scrap sources. The Company’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.

The report presented herein is not audited as Form SD required by the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the registrant’s conflict minerals report is not subject to an independent private sector audit.

Risk Mitigation/Future Due Diligence Measures

The Company will undertake the following steps during the next compliance period to improve the due diligence conducted to further mitigate the risk that the necessary Conflict Minerals in our products could benefit armed groups in the Democratic Republic of the Congo or adjoining countries, including:

•	increasing the response rate of suppliers’ smelter surveys;

•	encouraging our direct suppliers to purchase materials from smelters that are listed on the CFSP Compliant Smelter Lists and have been certified as conflict-free by an independent auditor through the CFSP; and

•	implementing down-stream reporting obligations in our future contracts with suppliers.